Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:	INVESTOR CONTACTS:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

Dr. Lars Ekman, President of Research and Development,
Transitions to Board of Director Role

Dublin, Ireland (Business Wire) – August 9, 2007 -- Dr. Lars Ekman, currently President of Research and Development at Elan, member of the Operating Committee and the Board of Directors, will transition from his current operational role to become an advisor as a member of the Board of Directors effective December 31, 2007.

Dr. Ekman will continue to chair the Science and Technology Committee, which has as its charter to provide long-term strategic guidance and input to the Chairman and CEO on matters relating to Elan's research platform and portfolio.  Other board members of the Science and Technology Committee include Dr. Dennis Selkoe and Dr. Floyd Bloom.

During his transition through year-end, Dr. Ekman will remain an integral part of the company's science, clinical development and corporate activities and will continue as key senior spokesperson for Elan as President of Research and Development.  Dr. Ekman will continue as co-chair on the Joint Steering Committee with Wyeth.  As the year progresses, Dr. Ekman's focus and energies will shift toward Elan's intermediate and long-term plans as he dedicates his time to provide strategic advice to the Chairman and the CEO in his continuing role as a member of the Board of Directors.

Dr. Ekman joined Elan in January 2001 after holding a number of senior executive positions in the pharmaceutical industry.  His leadership over the past seven years has been instrumental in advancing Elan’s pipeline. During this period, Elan received approval for four U.S. New Drug Applications; three European Marketing Approval Applications; and five Investigational New Drug Applications. These efforts resulted in bringing to market PRIALT and TYSABRI, innovative drugs that are addressing patients' unmet needs and significant progress was achieved in several of Elan's Alzheimer's Immunotherapy Programs.

Reflecting on his transition, Dr. Ekman said, "After nearly twenty-five years in multiple senior operational roles, I look forward to devoting my time and energy to tackling broader strategic issues.  As a Board member and Chairman of the Science and Technology Committee, I will have the forum to do so. We have made great advancements in our pipeline and I look forward to continuing to be intimately involved in the coming years."

Commenting on Dr. Ekman's contribution to Elan, Mr. Kyran McLaughlin, Chairman of the Board, stated, "Lars has been an invaluable member of Elan's management team. We are delighted and fortunate to have Lars remain on our Board, and we look forward to his continued guidance, support and leadership as we move this company forward."

Mr. Kelly Martin, President & CEO, added, "Lars is a truly unique individual and his contribution to Elan has and will continue to be immeasurable. I have the highest degree of respect and admiration for Lars from both a professional as well as personal point of view. I look forward to working closely with Lars as a member of the Board for years to come.”

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

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